FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement — Reply to CVM Inquiry, June 15, 2012

2.	Market Announcement — Light approves entry of BNDES Participações S.A. in the capital stock of Renova, June 18, 2012

3.	Minutes of the Extraordinary General Meeting of Stockholders, June 19, 2012

4.	Market Announcement — Private Agreement for Subscription to Share Deposit Certificates (Units) Issued by Renova Energia S.A. and Other Covenants, June 25, 2012

5.	Market Announcement — Cemig receives three Brazil Investor Relations Awards, July 5, 2012

6.	Summary of Principal Decisions of the 166th Meeting of the Board of Directors of Cemig Geração e Transmissão S.A., July 5, 2012

7.	Market Announcement — Cemig Distribuição S.A. completes its 5th issue of Commercial Promissory Notes, July 5, 2012

8.	Market Announcement — Taesa, a Cemig affiliated company, concludes the acquisition of Abengoa assets, July 5, 2012

9.	Market Announcement — Change of External Auditors, July 10, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

		By:	/s/ Arlindo Porto Neto
			Name:	Arlindo Porto Neto
			Title:	Acting Chief Officer for Finance and Investor Relations
Date:	July 17, 2012

1.              Market Announcement — Reply to CVM Inquiry, June 15, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry CVM/SEP/GEA-1 Nº. 479/2012

Question asked by the CVM

The CVM requests further information in relation to the news report published by the newspaper medium Valor Online, under the headline “Options for the Rede group”, in which the following statements are made:

“The government is considering dividing up the operations of the Rede Energia group in the distribution sector as one of the options for resolving its difficulties, especially those of Celpa, in Pará, which is in judicial recovery proceedings, according to Reuters. According to sources, one of the proposals is to transfer Celpa to Equatorial Energia, owner of Cemar, of Maranhão. The operations in Mato Grosso and the South of Minas Gerais would then be taken over by Cemig.”

On the subject, we hereby order you to state whether the statements are true, and if the truth is confirmed, explain the reasons why you believe this was not a material fact.

This statement should include a reference to this formal letter of request and should be posted on the IPE System, in the Market Notices section, in the subsection Answers to CVM and Bovespa Inquiries.

We would remind you that under §1 of Article 3 of CVM Instruction 358/02, “the Investor Relations Director should made enquiries of persons with access to material events and information to ascertain whether there is any information that has not been adequately disclosed to the market”.

Reply by CEMIG

Dear Sirs:

In response to your request, made in Official Letter CVM/SEP/GEA-1/Nº479/2012, of June 13, 2012, in relation to the news report referred to, we inform you that the Company is not aware of any study by the government to divide up the operations of the Rede Energia group in the distribution sector, as referred to in the above-mentioned article.

Belo Horizonte, June 15, 2012

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.              Market Announcement — Light approves entry of BNDES Participações S.A. in the capital stock of Renova, June 18, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On June 15, 2012, Light S.A., an affiliated company of Cemig, issued a Market Announcement with the following content:

“Light S.A. (the “Company”), in compliance with the provisions of CVM Instruction 358, as of January 3, 2002, informs its shareholders and the market that, in the scope of the transaction announced through the Material Fact release by the Company jointly with Renova Energia S.A (“Renova”) on June 1, 2012, the Board of Directors of the Company approved in a meeting held today, the signing, by the Company, through its wholly-owned subsidiary Light Energia S.A. and by Renova, of documents necessary to the entry of BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social — BNDES, in the capital stock of Renova through a private subscription of shares (“Investment”), in accordance with the extract of the minutes of the Light S.A. Board of Director’ meeting filed with the Brazilian Securities and Exchange Commission — CVM.

The investment will be made through a capital increase of R$314,700,407.85 (three hundred fourteen million, seven hundred thousand, four hundred seven reais and eight-five cents), within the limit of authorized capital of Renova, corresponding to a value per Unit of R$28.0002 (twenty-eight reais and two ten thousandths of Real).

Following the signing of necessary documents with BNDESPAR, the Company will release another Material Fact containing the terms and conditions of the Investment.”

Belo Horizonte, June 18, 2012

Luiz Fernando Rolla

Chief Officer for Finance and Investor Relations

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.              Minutes of the Extraordinary General Meeting of Stockholders, June 19, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING

OF STOCKHOLDERS

HELD ON JUNE 19, 2012

At 2.30 p.m. on June 19, 2012, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 21st Floor, District of Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antonio Rebelo Romanelli, General Attorney of the State, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder Maria Celeste Morais Guimarães to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The convocation notice was published in the newspapers Minas Gerais, the official publication of the Powers of the State, and O Tempo on May 29, 30 and 31 of this year, and its contents are as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 19, 2012 at 2.30 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following:

Ratification of the Company having, in 2011, exceeded the limits specified in subclauses “b” and “d” of Paragraph 7 of Article 11 of the by-laws for the consolidated ratio {Net debt/(Net debt + Stockholders’ equity)}, and for the consolidated amount of funds destined to capital expenditure and acquisition of any assets of the Company.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should comply with the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 14, 2012, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 — 19th Floor,  B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, May 24, 2012,

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors   ”

The Chair then requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, the contents of which are as follows:

“  PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 19, 2012

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

— WHEREAS:

a)           Paragraph 7 of Clause 11 of the by-laws specifies that in managing the Company and in exercising the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with certain targets, including:

(Subclause b):                   limiting the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to 40%; and

(Subclause d):                   limiting the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to 40% of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)           Paragraph 9 of Article 11 of the by-laws states that such target may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, subject to a limit of 50% for the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)};

c)            at the end of 2011, the consolidated {(Net debt) / (Net debt plus Stockholders’ equity)} was 52.4%; and the consolidated amount of funds allocated to capital expenditure and to the acquisition of any assets was 71.7% of the company’s Ebitda;

d)           this exceeding of the limit arose principally from the increase in debt, of R$ 3.8 billion, to effect the Company’s Investment Program in the year 2011, significant elements being acquisition of an interest in the assets of the Abengoa group, in the amount of R$ 1.2 billion, and investments, also of R$ 1.2 billion, in the concession of Cemig Distribuição S.A.;

— now proposes to you:

Ratification of the Company having exceeded, in 2011, the limits specified in subclauses “b” and “d” of Paragraph 7 of Article 11 of the by-laws, to the extent of: the consolidated ratio {Net debt/(Net debt + Stockholders’ equity)} being 52.4%; and the consolidated amount of funds destined to capital expenditure and acquisition of any assets of the Company being equivalent to 71.7% of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, May 24, 2012,

Dorothea Fonseca Furquim Werneck — Chair	Paulo Roberto Reckziegel Guedes — Member
Djalma Bastos de Morais — Vice-Chairman	Saulo Alves Pereira Junior — Member
Antônio Adriano Silva — Member	Adriano Magalhães Chaves — Member
Eduardo Borges de Andrade — Member	Fernando Henrique Schüffner Neto — Member
Guy Maria Villela Paschoal — Member	Franklin Moreira Gonçalves — Member
João Camilo Penna — Member	Newton Brandão Ferraz Ramos — Member ”

The Chair then put the above Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved unanimously.

There being no further business, the Chair declared the meeting open to the floor, and since no-one wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

4.              Market Announcement — Private Agreement for Subscription to Share Deposit Certificates (Units) Issued by Renova Energia S.A. and Other Covenants, June 25, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On June 22, 2012, Light S.A., an affiliated company of Cemig, issued a Mterial Announcement with the following content:

“Light S.A. (“Company”), pursuant to CVM Rule 358 of January 3, 2002, and in continuation of the Material Fact of June 1, 2012 and the Notice to the Market of June 15, 2012, hereby announces to its shareholders and the market that, on this date, BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), Renova Energia S.A. (“Renova”), Light S.A., Light Energia S.A. (“Light Energia”), RR Participações S.A. (“RR”), Ricardo Lopes Delneri and Renato do Amaral Figueiredo signed the “Private Agreement for Subscription to Share Deposit Certificates (Units) Issued by Renova Energia S.A. and Other Covenants” (“Agreement”), which regulates how BNDESPAR’s investment in Renova will be made (“Investment”).

Funds from the Investment will be allocated to sustain the implementation of Renova’s business plan, both towards ongoing and future wind and solar power projects, as well as small hydroelectric power plants.

The Agreement envisages a capital increase in Renova, to be resolved at an opportune moment, by up to three hundred fourteen million, seven hundred thousand, four hundred seven reais and eighty-five centavos (R$314,700,407.85), at the price per share (common or preferred) of nine reais three three three four centavos (R$9.3334) (“Price per Share”) (“Capital Increase”).

Under the Agreement, RR, Light Energia and InfraBrasil Fundo de Investimento em Participações will transfer their respective preemptive rights arising from the Capital Increase to BNDESPAR.

BNDESPAR, on the other hand, undertook to subscribe to and pay the Units issued under the Capital Increase in the minimum amount of two hundred fifty million and nine reais and seventy centavos (R$250,000,009.70). Apart from this minimum subscription, BNDESPAR will be entitled to the apportionment: (i) of the Units remaining unsubscribed after the period for exercising the preemptive rights of other shareholders of Renova has elapsed; and (ii) of the Units not subscribed by other shareholders of Renova and which are sold at an auction to be held at the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, for the Price per Share (“Subscription Guarantee”).

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consequent to the Investment, RR, Light Energia and BNDESPAR undertook to sign a shareholders’ agreement to assure BNDESPAR the following rights: (i) election of one (1) member of the Board of Directors of Renova; (ii) tag-along right in case of direct or indirect sale of the shares of Renova held by RR or Light Energia; and (iii) right to be included in secondary public offerings of Renova.

The Investment entails neither the transfer of control by the controlling shareholders of Renova (RR and Light Energia), pursuant to Article 254-A of the Brazilian Law of Corporations, nor the acquisition of control of Renova by BNDESPAR, in accordance with Article 256 of said law.”

Belo Horizonte, June 25, 2012

Luiz Fernando Rolla

Chief Officer for Finance and Investor Relations

5.              Market Announcement — Cemig receives three Brazil Investor Relations Awards, July 5, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig receives three Brazil Investor Relations Awards

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&F Bovespa) — in accordance with CVM Instruction 358/2002 — as follows:

In the 2012 IR Magazine Brazil Awards, Cemig was first placed in the categories:

Best Investor Relations in the Electricity and Basic Services sector;

Best conference call; and

Best meeting with the community of investment analysts.

These awards, received at the event organized by IR Magazine, Revista RI and the Brazilian Investor Relations Institute (IBRI) — recognize the commitment of Cemig’s management to its stockholders, and the dedicated work of all of the Company’s Investor Relations team.

Belo Horizonte, July 5, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.              Summary of Principal Decisions of the 166th Meeting of the Board of Directors of Cemig Geração e Transmissão S.A., July 5, 2012

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

 CNPJ 06981.176/0001-58  —  NIRE 31300020550

BOARD MEETING

of

June 29 — July 5, 2012

Summary of principal decisions

At its 166th meeting, opened on June 29, 2012 and closed on July 5, 2012, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.                          Proceedings for Public Offering of Shares in Taesa (Transmissora Aliança de Energia Elétrica — Taesa).

2.                          Signature by Taesa of a Private Instrument of Assumption of Obligations.

3.                          Extension of the period of a concession for commercial operation of public electricity transmission service.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.              Market Announcement — Cemig Distribuição S.A. completes its 5th issue of Commercial Promissory Notes, July 5, 2012

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06981.180/0001-16   —   NIRE 31300020568

MARKET ANNOUNCEMENT

R$ 640mn Notes issue completed

Cemig Distribuição S.A. (“Cemig D”), a listed subsidiary of Cemig (Companhia Energética de Minas Gerais – Cemig), hereby informs the public, in accordance with Instruction 358 of January 3, 2002 issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) as follows:

On July 2, 2012 Cemig D completed its 5th issue of Commercial Promissory Notes for public distribution, with restricted placement efforts, under the regime of firm guarantee of subscription, in accordance with CVM Instruction 476 (of January 16, 2009) as amended, in the total amount of R$ 640,000,000.00 (six hundred forty million Reais) (“the Offering”).

Sixty-four (64) Commercial Promissory Notes (“the Notes”) were issued, each with nominal unit value of R$ 10,000,000.00 (ten million Reais), maturing June 27, 2013.

The nominal unit value of the Notes will not undergo monetary updating. They will be remunerated by interest at 104.08% of the DI Rate, calculated and published daily by Cetip (Cetip S.A. — Mercados Organizados), and available daily on Cetip’s website (http://www.cetip.com.br).

The Notes have a surety guarantee from Cemig.

The Offering was approved by the June 5, 2012 meeting of the Board of Directors.

The proceeds will be used for: financing of investments already made or to be made by the Issuer; payment of debt contracted by the Issuer; and/or strengthening of the Issuer’s working capital.

The Lead Manager of the placement was BB — Banco de Investimento S.A.

Belo Horizonte, July 5, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.              Market Announcement — Taesa, a Cemig affiliated company, concludes the acquisition of Abengoa assets, July 5, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), an affiliated company of Cemig, concluded on 07/03/2012 the acquisition of Abengoa Concessões Brasil Holding S.A. assets, as disclosed through Market Announcement on 03/16/2012.

Taesa paid R$ 903,909,935.98 (nine hundred and three million, nine hundred and nine thousand, nine hundred and thirty five reais and ninety eight cents) already correct by the accumulated SELIC variation between 12/31/2011 and 07/02/2012, the working day immediately before the deal conclusion date.

Belo Horizonte, July 5, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.              Market Announcement — Change of External Auditors, July 10, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

CHANGE OF EXTERNAL AUDITORS

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs its stockholders, the market and the public — in accordance with CVM Instruction 308/99, as amended — as follows:

Cemig has contracted Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the external auditing of Cemig and its subsidiaries, replacing KPMG Auditores Independentes (“KPMG”). Deloitte’s activity will begin with the review of the Quarterly Information (“ITRs”) reporting for the second quarter of 2012.

The appointment is to comply with the requirement in Clause 31 of CVM Instruction 308/99, under which the auditors must be changed every five years.

Cemig has obtained the consent of KPMG in relation to the justification for the change.

Belo Horizonte, July 10, 2012.

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.